Mail Stop 4561

January 16, 2009

Mr. Brent Bales
Chief Financial Officer
Equinox Fund Management, LLC
1660 Lincoln Street, Suite 100
Denver, Co 80264

>   **Re: The Frontier Fund**
>   **Form 10-K for the fiscal year ended December 31, 2007**
>   **Amendment No. 2 to Form 10-K for the fiscal year ended**
>   **December 31, 2007**
>   **File No. 0-51274**

Dear Mr. Bales:

     We have reviewed your second response letter filed on December 23, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment No. 2 to Form 10-K for the year ended December 31, 2007

General

1.   In an amended filing, please revise your financial statements for the trading companies to include schedules of investments and financial highlights. Reference is made to the AICPA's Audit Guide for Investment Companies.

2.   It does not appear that you have amended Item 15 in its entirety. Please revise your filing to set forth the complete text of Item 15 in accordance with Rule 12b-15 of the Securities Exchange Act of 1934.

3.   Please tell us whether management has reconsidered the effectiveness of your disclosure controls and procedures as of December 31, 2007 in light of the restatement. In addition, please address this reconsideration and the related conclusions in your amended filing. To the extent you have determined that your disclosure controls and procedures were effective as of December 31, 2007 even though you were required to restate, please explain why and what corrective action that has been/will be taken and also disclose this in your amended filing.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a response letter with your amendment on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

                              Sincerely,

                              Jennifer Monick
                              Staff Accountant